UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Regulus Therapeutics Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

75915K 200

(CUSIP Number of Common Stock Underlying Class of Securities)

Joseph P. Hagan

President and Chief Executive Officer

Regulus Therapeutics Inc.

10614 Science Center Drive

San Diego, CA 92121

(858) 202-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications On Behalf of Filing Person)

Copies to

Thomas A. Coll, Esq.

Kenneth J. Rollins, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$711,382	$86.22

*

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These stock options covered an aggregate of 915,009 shares of the issuer’s common stock, and had an aggregate value of $711,382 as of October 12, 2018, calculated based on a Black-Scholes option pricing model.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01212% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $86.22	Filing Party: Regulus Therapeutics Inc.

Form or Registration No.: 005-87002	Date Filed: October 15, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Explanatory Note

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) relating to the Offer to Exchange Eligible Options for New Restricted Stock Units dated October 15, 2018 (as amended on November 9, 2018) (the “Exchange Offer”) by Regulus Therapeutics Inc., a Delaware corporation (the “Company”), originally filed by the Company with the Securities and Exchange Commission on October 15, 2018, as amended and supplemented by Amendment No. 1 filed on November 9, 2018.

This Amendment No. 2 is made to amend and supplement Item 12 (Exhibits) of the Schedule TO to update Exhibit (a)(1)(I) to include the final exchange ratios emailed to Eligible Holders (as defined in the Exchange Offer) on November 9, 2018.

The information in the Schedule TO, including all schedules and annexes to the Schedule TO, which were previously filed with the Schedule TO, is incorporated herein by reference to answer the items required in this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 2. Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by updating Exhibit (a)(1)(I):

Exhibit No.	Description

(a)(1)(I)	Form of Email to Eligible Holders Regarding Final Exchange Ratios.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Regulus Therapeutics Inc.

By:	/s/ Joseph P. Hagan
Joseph P. Hagan
President and Chief Executive Officer

Date: November 9, 2018